

ATAKAMA

Warrant for Discount Price Investment

Featured Investors



Marc McGehan ✔

SPV Lead

20+ year investor with experience in real estate, early-stage investing and

Joining forces with Atakama as the lead investor has been nothing short of exhilarating. I have been consistently impressed with the management team's commitment to pushing the boundaries of innovation, expanding their product horizons, and doubling down on recurring revenue streams, we are poised to redefine what's possible in the world of cybersecurity. Together, we're not just investing in a company; we're shaping the future of security technology

crypto

Invested in Atakama

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technology.

Invested $5,000 this round & $10,000 previously

Highlights

1. This is a Warrant for a subsequent investment in Atakama.
2. The Warrant option is for Atakama Holders in the previous investment round through Wefunder.
3. Through Wefunder, the Holder may make an additional investment in the Company.
4. Holder to receive a 33% discount on the Company's valuation in the Subsequent Round when exercised.
5. The Warrant Investment maximum is the Warrant Holder's total investment multiplied by 1.95.
6. Example: Holder invested a total of $1,000; their max Warrant Investment is $1,950 ($1,000 X 1.95).
7. The Subsequent Round is the Reg D offering to open on or about 10/01/23, with a valuation of $50M.
8. The right to exercise the Warrant Investment shall terminate on November 15, 2023.

Our Team



Daniel H. Gallancy   CEO and co-founder

A security-obsessed tech entrepreneur doing bitcoin and crypto-related projects for a decade. Hacked together a bitcoin cold wallet in 2012. Built a wireless ethernet system using lasers, long before wifi existed. Physics and EE degrees from UPenn.



Dimitri Nemirovsky   COO and co-founder

A confessed technology nerd and recovering attorney. Dimitri spent 12 years practicing law. After discovering bitcoin and blockchain technology in 2013, Dimitri left the legal practice to become an entrepreneur.



Scott Glazer   CRO

Scott has more than 20 years of experience leading outperforming sales organizations. His roster of achievements includes increasing annualized revenue by 60 percent at a prior startup, which enabled an exit to a Fortune 500 company.



Stephanie Weagle   CMO

Stephanie builds and leads high-performing global marketing organizations. Stephanie has held leadership positions at B2B technology companies in cybersecurity, IT networking, and infrastructure and physical security domains.

Atakama Inc. Warrant for Discount Price Investment

THIS IS A WARRANT FOR A SUBSEQUENT INVESTMENT. NEITHER THIS DOCUMENT NOR ANY INFORMATION CONTAINED HEREIN HAS BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, OR UNDER ANY

OTHER FEDERAL OR STATE SECURITIES LAWS. THIS WARRANT IS SUBJECT TO RESTRICTIONS, IT MAY NOT BE TRANSFERRED OR RESOLD.

Date: October 10, 2023

Warrant Investment Multiple: 1.95

For Value Received, **ATAKAMA INC.,** a Delaware corporation ("**Company**"), with its principal office at 535 Fifth Avenue, New York, New York 10017, hereby certifies that ("**Holder**"), in partial consideration for making an initial investment in the Company through Wefunder in that equity investment round that closed on or about September 30, 2023, is entitled, subject to the provisions of this Warrant, to make an additional investment in the Company, based on terms as hereinafter provided.

Holder may, through Wefunder, make an additional investment in the Company (the "**Warrant Investment**"), representing a valuation discount in the Company's Subsequent Round (as hereinafter defined). The term "**Warrant Investment**" (as hereinafter defined) shall mean the maximum amount the Holder may invest when exercising this Warrant.

The term "**Discount Price**" shall mean the discount to which the Holder is entitled based on the valuation of the Company in the Subsequent Round (as hereinafter defined).

Section 1.   EXERCISE OF WARRANT. This Warrant may be exercised in whole or in part on any business day prior to the Expiration Date (as hereinafter defined) by electronic payment completed through Wefunder at **www.wefunder.com/atakamawarrant/invest**

If this Warrant should be exercised in part only, the Holder shall have the right to exercise the balance of the Warrant up until the Expiration Date (as hereinafter defined).

Section 2. WARRANT INVESTMENT. The Warrant Investment represents the maximum amount the Holder is entitled to invest at the Discount Price (as defined below) pursuant to this Warrant. The Warrant Investment maximum is computed by multiplying the Holder's total investment in the Company as of the date of this Warrant multiplied by a factor of 1.95.

Warrant Investment = total invested as of the date of this Warrant x 1.95.

Example A:

If a holder invested a total of $1,000, their maximum Warrant Investment would be $1,950 ($1,000 multiplied by 1.95).

$1,000 x 1.95 = $1,950

Example B:

If a holder invested a total of $2,000, their maximum Warrant Investment would be $3,900 ($2,000 multiplied by 1.95).

$2,000 x 1.95 = $3,900

Section 3. DISCOUNT PRICE. The Discount Price reflects the discount the Holder is entitled to receive when they exercise this Warrant. The discount on the Company's valuation in the Subsequent Round (as defined below) is 33.3%.

Section 4. SUBSEQUENT ROUND. The Subsequent Round shall mean the Regulation D offering that is scheduled to open on or about October 1, 2023, with a valuation cap of $50 million. If Holder elects to exercise this Warrant, the Holder's Warrant Investment will be at a 33.3% discount to the $50 million valuation in the Subsequent Round.

For example, a $1,000 Warrant Investment would be the equivalent of a direct investment of $1,666.50 in the Subsequent Round.

Section 5.   RESERVATION OF INVESTMENT. The Company hereby agrees that at all times up until the Expiration Date (as hereinafter defined), the Warrant Investment shall be reserved for Holder upon exercise of this Warrant.

Section 6. RIGHTS OF HOLDER. Holder shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of Holder are limited to those expressed in this Warrant. Nothing contained in this Warrant shall be construed as conferring upon Holder hereof the right to vote or to consent or to receive notice as a stockholder of the Company on any matters or with respect to any rights whatsoever as a stockholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant. Holder does not have the right to transfer or assign this Warrant.

Section 7. TERMINATION. This Warrant (and the right to the Warrant Investment upon exercise hereof) shall terminate on November 15, 2023.

Section 8.   NO TRANSFER OR RESALE. This Warrant may only be exercised by the Holder in accordance with the terms herein. This Warrant cannot be offered, sold, assigned, pledged, hypothecated, encumbered, or in any other manner transferred or disposed of, in whole or in part.

Section 9. REPRESENTATIONS AND COVENANTS OF HOLDER. This Warrant has been entered into by the Company in reliance upon the following representations and covenants of Holder, which by its execution hereof Holder hereby confirms:

Investment Purpose. The right to the Warrant Investment upon exercise of Holder's rights contained herein, will be for Holder's investment only and not with a view to the sale or distribution of any part thereof, and Holder has no present intention of selling or engaging in any public distribution of the same except pursuant to a registration or exemption.

Private Issue. Holder understands (i) that the Warrant Investment upon exercise of Holder's rights contained herein are not registered securities or qualified securities under applicable state securities laws on the ground that an investment contemplated by this Warrant will be exempt from the registration and qualification requirements thereof, and (ii) that the Company's reliance on such exemption is predicated on the representations set forth in this Section 9.

Financial Risk. Holder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment and has the ability to bear the economic risks of its investment.

Section 10.   MODIFICATION AND WAIVER. Neither this Warrant nor any term hereof may be changed, waived, discharged, or terminated other than by an instrument in writing signed by the Company and by Holder.

Section 11.   DESCRIPTIVE HEADINGS AND GOVERNING LAW. The description headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. This Warrant shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Delaware, without regard to its conflicts of laws principles.

Section 12.   SURVIVAL. The representations, warranties, covenants, and conditions of the respective parties contained herein or made pursuant to this Warrant shall survive the execution and delivery of this Warrant.

Section 14.   SEVERABILITY. In the event any one or more of the provisions of this Warrant shall for any reason be held invalid, illegal, or unenforceable, the remaining provisions of this Warrant shall be unimpaired, and the invalid, illegal, or unenforceable provision shall be replaced by a mutually acceptable valid, legal, and enforceable provision, which comes closest to the intention of the parties underlying the invalid, illegal or unenforceable provision.

IN WITNESS WHEREOF, the Company has duly caused this Warrant to be signed by its duly authorized officer and to be dated as of the date first above written.

Atakama Inc.



Daniel H. Gallancy

CEO

Please direct Warrant related inquiries to investors@atakama.com